SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 10 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, Amendment No. 5, filed with the SEC on July 8, 2013, Amendment No. 6, filed with the SEC on July 10, 2013, Amendment No. 7, filed with the SEC on July 11, 2013, Amendment No. 8, filed with the SEC on July 11, 2013, and Amendment No. 9, filed with the SEC on July 12, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 15, 2013, the Reporting Persons issued an open letter to stockholders of the Issuer (the “July 15 Letter”).  A copy of the July 15 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      July 15 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 10 – Dell Inc.]

EXHIBIT 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER TO STOCKHOLDERS OF DELL

New York, New York, July 15, 2013 – Carl C. Icahn and his affiliates today issued the following open letter to stockholders of Dell Inc.

Dear Fellow Dell Stockholders:

It seems to me that the Dell Board has shamelessly attempted to frighten stockholders throughout this process. But the scary facts they bring up are often the result of Dell's own actions. They tell us about the profitable PC market drastically declining and point to their quarterly numbers.  But they neglect to point out the reduction in margin is of their own doing because they have, of their own volition, lowered prices which obviously have drastically reduced margins.  But even Dell’s own management believes this is temporary.

Another scare tactic of Dell is to tell stockholders that if you vote down the freeze out bid of Michael Dell/Silver Lake there is risk the stock price will drop because of the "gap period" between July 18 and the proxy fight at the annual meeting.  But this is simply another blatant obfuscation of the facts because they neglect to inform you that the law requires that they hold a stockholder meeting by August 14.  As cynical as I am about the Dell board, I do not believe that even this board will violate the law and push that meeting out over the objection of stockholders, in order to help Michael Dell. Therefore, if the Michael Dell/Silver Lake proposal is voted down I believe that despite the scare tactics the annual meeting will be held very promptly.

I should like to diffuse another scare tactic of Dell’s.  The company will tell you that if Michael Dell/Silver Lake’s offer is turned down, Icahn might still lose the proxy fight at the annual meeting.  But this is nonsense because it makes no sense to believe stockholders will vote to elect the current board with their abysmal record and turn down our recap offer of $15 to $18 per share unless the current board makes a superior recap offer.  If that occurs, it will be a pleasant choice for stockholders.

It is also pure conjecture for the board to tell you that you will receive Dell’s $13.65 sooner than you will receive the cash from our recap because even Dell admits their own transaction will close sometime in October.  Actually, there is more risk to the Dell deal than that because if China does not provide its approval by November, Michael Dell/Silver Lake can abort the Dell transaction without paying any penalty.

Sincerely,

Carl C. Icahn
Icahn Enterprises LP

For assistance in voting your shares, please contact D.F. King & Co., Inc., which is assisting Icahn and Southeastern, at 1-800-347-4750 (banks and brokers call 1-212-269-5550) or by e-mail at dell@dfking.com.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Susan Gordon
(212) 702-4309